

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
Mr. Robert L. Salomon
Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, Georgia 30328

> **RE: Beazer Homes USA, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed November 13, 2012**
> **File No. 1-12822**

Dear Mr. Salomon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Results of Continuing Operations, page 30

2. Given the significant changes in your effective tax rate each period presented and that the $40 million benefit from income taxes represents approximately 30% of your losses from continuing operations of $135 million during the year ended September 30, 2012, please

expand your disclosures to provide a more comprehensive explanation of the factors causing significant changes from period to period. For example, during the year ended September 30, 2012, the change in effective tax rate was primarily attributable to tax planning which created certainty in the recognition of prior year's unrecognized tax benefits. Please expand your disclosures to provide additional clarity as to the nature of the tax planning and correspondingly how it created certainty in the recognition of unrecognized tax benefits.

Segment Results – Continuing Operations, page 32

3. Please expand your disclosures to also provide a discussion of each segment's operating income as well as a discussion of the operating income amounts attributable to corporate and unallocated. Please quantify the impact of each factor when multiple factors contribute to material changes as well as discuss the underlying business reasons for material changes between periods.

4. Your current homebuilding gross profit discussion only addresses homebuilding gross margin without interest and impairments. Please provide a discussion of gross profit which includes interest and impairments. As part of this discussion, please provide additional insight regarding the geographical areas which were impacted by impairment charges. Please specifically discuss with quantification the largest metropolitan areas within each segment for which impairment charges were recorded for each period presented.

Financial Statements

Notes to the Financial Statements

Note 7. Borrowings, page 57

5. You are subject to financial covenants under your various debt agreements. For example, the indentures under your Senior Notes require you to offer to repurchase certain specified amounts of outstanding Senior Notes if your consolidated tangible net worth falls below a specified level. Please disclose the specific terms of your debt covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, along with the computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 12. Stockholders' Equity, page 66

6. In your response to comment six of our letter dated April 20, 2011, you addressed your accounting the prepaid stock purchase grants issued in 2010. It appears that you are accounting for the prepaid stock purchase grants issued in 2012 in a similar manner pursuant to ASC 480-10. Please confirm. Please provide us with an analysis of how you determined the appropriate accounting for the prepaid stock purchase grants issued in 2012. Your analysis should address the following:

- Please tell us if you also determined that the 2012 grants represent an obligation to issue a fixed number of shares and potentially a variable number of additional shares;
- Please tell us whether you assessed whether the possibility of issuing a variable number of shares is predominant pursuant to ASC 480-10-55-51 as well as the results of your assessment;
- Please address what consideration was given as to whether the 2012 grants met any of the other criteria for liability accounting under ASC 480-10;
- Please tell us what consideration you gave as to whether there was a beneficial conversion feature related to the 2012 grants under ASC 470-20; and
- Please address what consideration was given to ASC 260-10-45-13 in determining that the shares associated with these prepaid stock purchase grants should not be included in your determination of basic earnings per share.

7. Please expand your disclosures related to the prepaid stock purchase grants to clearly disclose the terms of these instruments. It should be clear in what situations the settlement would result in a fixed number of shares as well as in what situations the settlement would also result in the issuance of a variable number of shares. Please also disclose what consideration was given as to whether there is a beneficial conversion feature associated with these grants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief